UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 11-K

(Mark One)
[X] Annual Report pursuant to Section 15(d) of the Securities Exchange Act of 1934 For the fiscal year ended December 31, 2020

Or

[ ] Transition Report pursuant to Section 15(d) of the Securities Exchange Act of 1934 For the transition period from __________ to __________

Commission file number: 001-08246 A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

Southwestern Energy Company 401(k) Savings Plan

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

Southwestern Energy Company
10000 Energy Drive
Spring, Texas 77389

Financial Statements, Supplemental Schedule
and Report of Independent Registered Public
Accounting Firm
Southwestern Energy Company
401(k) Savings Plan
December 31, 2020 and 2019

Report of Independent Registered Public Accounting Firm

To the Benefits Administration Committee and Plan Participants
Southwestern Energy Company 401(k) Savings Plan

Opinion on the Financial Statements

We have audited the accompanying statements of net assets available for benefits of the Southwestern Energy Company 401(k) Savings Plan (the Plan) as of December 31, 2020 and 2019, and the related statements of changes in net assets available for benefits for the years ended December 31, 2020 and 2019, and the related notes and schedule (collectively referred to as the financial statements). In our opinion, the financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2020 and 2019, and the changes in net assets available for benefits for the years ended December 31, 2020 and 2019, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of Plan management. Our responsibility is to express an opinion on these financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Plan in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As a part of our audits, we are required to obtain an understanding of internal control over financial reporting, but not for purposes of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Supplementary Information

The supplementary information in the accompanying schedule of assets (held at end of year) as of December 31, 2020 has been subjected to audit procedures performed in conjunction with the audit of the Plan's financial statements. The supplementary information is the responsibility of Plan management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information in the accompanying schedules, we evaluated whether the supplementary information, including its form and content, is presented in conformity with the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the supplemental information in the accompanying schedules is fairly stated in all material respects in relation to the financial statements as a whole.

/s/ Weaver and Tidwell, L.L.P.
WEAVER AND TIDWELL, L.L.P.

We have served as the Plan’s auditor since 2018.

Houston, Texas
June 21, 2021

Southwestern Energy Company
401(k) Savings Plan
STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
December 31,

	2020	2019
ASSETS:
Cash on hand	$707	$1,577

Investments at fair value:
Mutual funds	134,485,645	132,105,229
Collective trusts	7,908,539	7,409,198
Common stocks	2,355,544	2,234,680
Total investments	144,749,728	141,749,107

Receivables:
Notes receivable from participants	2,108,791	2,144,865

Net assets available for benefits	$146,859,226	$143,895,549

The accompanying notes are an integral part of these financial statements.

Southwestern Energy Company
401(k) Savings Plan

STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
For the Years ended December 31,

	2020	2019
ADDITIONS:
Contributions:
Participant	$7,212,220	$8,096,460
Employer	3,924,426	3,754,336
Rollover	103,892	1,347,073
Total contributions	11,240,538	13,197,869

Investment income:
Interest and dividend income	3,990,500	4,790,078
Net appreciation in fair value of investments	16,823,344	22,342,311
Net investment income	20,813,844	27,132,389

Interest income on notes receivable from participants	106,108	112,058
Other	16,268	1,223
Total additions	32,176,758	40,443,539

DEDUCTIONS:
Benefits paid to participants	29,019,244	31,287,761
Administrative expenses	193,837	102,714
Total deductions	29,213,081	31,390,475

Net increase in net assets available for benefits	2,963,677	9,053,064

NET ASSETS AVAILABLE FOR BENEFITS:
Beginning of year	143,895,549	134,842,485
End of year	$146,859,226	$143,895,549

The accompanying notes are an integral part of these financial statements.

Southwestern Energy Company
401(k) Savings Plan

NOTES TO FINANCIAL STATEMENTS
December 31, 2020 and 2019

NOTE A – DESCRIPTION OF PLAN

The following description of the Southwestern Energy Company 401(k) Savings Plan (the “Plan”) provides only general information.  Participants should refer to the Plan agreement for a more complete description of the Plan’s provisions.  The Plan agreement, as amended and restated effective January 1, 2016, and all subsequent amendments have been considered in the following description; the amendments made to the restated Plan agreement have no significant effect on net assets.

1. General

The Plan is a qualified defined contribution plan under Section 401(k) of the Internal Revenue Code (the “IRC”).  The Plan covers all employees of Southwestern Energy Company (the “Company” or “Employer”) and its subsidiaries except for:

a. Employees whose terms of employment are covered by a collective bargaining agreement that does not provide for participation in the Plan, provided that retirement benefits have been the subject of good faith bargaining,

b. Employees who are under the age of twenty-one (21),

c. Seasonal employees who have less than one thousand (1,000) hours of service for the applicable computation period,

d. Employees or other persons who perform services pursuant to written agreement with the Employer or with a third party, unless such agreement provides for participation in the Plan,

e. Leased employees, and

f. Non-resident aliens with no United States source income.

The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”).

2. Contributions

Participants may contribute from 1% to 75% of eligible compensation, as defined in the Plan.  Participants who have attained age 50 before the end of the Plan year are eligible to make catch-up contributions.  Salary deferrals consist of pretax and/or Roth 401(k) contributions.  Participants may also rollover amounts from other qualified defined benefit or defined contribution plans.  The Company matched 100% of the first 3% of eligible compensation and 50% of the next 3% of eligible compensation that a participant contributed to the Plan. All contributions to the Plan are invested under the direction of the participant in 17 investment options including Company stock.  Investments in the stock of Entergy Corporation originated from a previous plan merger and are no longer an active investment option.  Contributions are subject to certain limitations.

3. Participant Accounts

Each participant’s account is credited with the participant’s contributions and allocations of the Company’s contribution and Plan earnings.  Allocations are based on participant earnings or account balances, as defined in the Plan.  The benefit to which a participant is entitled is the benefit that can be provided from the participant’s account balance.

4. Vesting

Participants are immediately vested in their contributions and Company contributions plus actual earnings thereon.

5. Notes Receivable from Participants

Participants may borrow from their fund accounts a minimum of $1,000 up to a maximum equal to the lesser of $50,000 or 50% of a participant’s vested account balance.  Participants may have up to two loans outstanding.  The loans are secured by the balance in the participant’s account and bear fixed interest at one percentage point above the prime lending rate at the inception of the loan.  Principal and interest is paid through payroll deductions.  Amounts repaid are reinvested in investment options based on the participant’s current investment elections.  At December 31, 2020, interest rates ranged from 4.25% to 6.50%.

Beginning in April 2020, the Plan enacted a provision from the CARES Act allowing CARES Act loan deferments throughout the remainder of 2020. CARES Act loan deferments allowed impacted participants to freeze their 401(k) loan repayments through the remainder of 2020, with loans being re-amortized, and loan repayments restarting in 2021.

6. Payment of Benefits

On termination of service due to death, disability or retirement, a participant or a participant’s estate may receive the full value of his or her account in a lump-sum or over an installment period of not more than 10 years.  For termination of service for other reasons, a participant may receive the value of the vested interest in his or her account as a lump-sum distribution.

Beginning in April 2020, the Plan enacted a provision from The CARES Act that allowed plan participants to withdraw up to $100,000 due to adverse financial consequences from COVID-19 throughout the remainder of 2020.

7. Transfers to and from Other Plans

The Plan transfers certain net assets to other plans in connection with participants who have terminated employment and began participating in other employer plans.  Such transfers are recorded in benefits paid to participants at the fair value of the assets on the date transferred.  Similarly, the Plan allows new participants to rollover or transfer-in assets held in other qualified plans.  Such transfers are recorded in rollover contributions at fair value.

NOTE B – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

1. Basis of Accounting

The Plan’s financial statements are presented using the accrual basis of accounting.

2. Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and changes therein, and disclosure of contingent assets and liabilities.  Actual results could differ from those estimates.

3. Investment Valuation and Income Recognition

The Plan’s investments are stated at fair value.  Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date.  See Note C for discussion of fair value measurements.

Purchases and sales of securities are recorded on a trade-date basis.  Interest income is recorded on an accrual basis.  Dividends are recorded on the ex-dividend date.  Net appreciation includes the Plan’s gains and losses on investments bought and sold as well as held during the year.

4. Administrative Expenses

Loan origination fees paid by the Plan participants to the Plan’s record-keeper are reflected as administrative expenses.   During 2020 and 2019, the Company paid $157,786 and $146,549, respectively, of expenses on behalf of the Plan.  Brokerage commissions and transfer taxes incurred in connection with securities transactions are treated as part of the purchase cost or a reduction of sales proceeds.

5. Payments of Benefits

Benefits are recorded when paid.  Amounts allocated to accounts of participants who have elected to withdraw from the Plan, but have not yet received payments from the Plan, totaled $279,675 and $35,672 as of December 31, 2020 and 2019, respectively.

6. Notes Receivable from Participants

Notes receivable from participants are measured at their unpaid balance plus any accrued but unpaid interest.  Delinquent loans are reclassified as distributions based upon the terms of the Plan document.  No allowance for credit losses has been recorded as of December 31, 2020 and 2019.

7. Trustee Liability

Due to timing differences, Bank of America, the trustee of the Plan, may make investments as directed by participants of the Plan before funding is received.  These amounts are shown as trustee payable, a liability on the statement of net assets available for benefits.

8. New Accounting Pronouncement/Accounting Changes

In August 2018, the Financial Accounting Standards Board issued Accounting Standards Update (ASU) No. 2018-13, Fair Value Measurement (Topic 820): Disclosure Framework – Changes to the Disclosure Requirements for Fair Value Measurements. The ASU modified the disclosure requirements on fair value measurements in Accounting Standards Codification Topic 820. ASU became effective for public business entities for annual and interim periods in the fiscal years beginning after December 15, 2019. The adoption of ASU 2018-13 on January 1, 2021 did not have a material impact on the Plan financial statements.

NOTE C – FAIR VALUE MEASUREMENTS

The Plan’s investments are reported at fair value in the accompanying statements of net assets available for benefits.  The Plan defines fair value as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date.  FASB Accounting Standards Codification Topic 820, Fair Value Measurements and Disclosures, establishes a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value.  The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurements) and the lowest priority to unobservable inputs (Level 3 measurements).  The three-tier fair value hierarchy is described as follows:

Level 1: Quoted market prices (unadjusted) in active markets for identical assets and liabilities.
Level 2: Inputs, other than the quoted prices in active markets included within Level 1 that are observable for the asset or liability either directly or indirectly.
Level 3: Unobservable inputs for which there is little or no market data, which require the reporting entity to develop its own assumptions about what market participants would use in pricing the asset or liability.

Valuation techniques used need to maximize the use of observable inputs and minimize the use of unobservable inputs.  The assessment of the significance of a particular input to the fair value measurement requires judgment and may affect the valuation of assets and liabilities being measured and their placement or changes in their placement within the fair value hierarchy.  Transfers between levels are recognized on the actual date of the event resulting in the transfer.

Following is a description of the valuation methodologies used for assets measured at fair value.  There have been no changes in the methodologies used at December 31, 2020 and 2019.

The Company’s fair value classification is based on its interest in the fund itself and does not include a “look through” to the underlying assets and liabilities.

Mutual funds:  Valued at the daily closing price as reported by the fund.  Mutual funds held by the Plan are open-ended funds that are registered with the Securities and Exchange Commission and are actively traded.  These funds are required to publish their daily net asset value (“NAV”) and to transact at that price.  The mutual funds held by the Plan are classified as Level 1.

Common stocks:  Valued at the closing price reported on the New York Stock Exchange on which the individual securities are actively traded.  All of the common stocks are registered with the Securities and Exchange Commission and are publicly traded.  Therefore, all common stocks are classified as Level 1.

Collective trust:  Valued using the NAV provided by the administrator of the fund.  The NAV is based on the fair value of the underlying assets owned by the fund, less its liabilities, divided by the number of shares owned.  The NAV is a quoted price in a market that is not active.  These funds transact at their NAV.  There are no restrictions in place with respect to the daily redemption of the collective trust funds.  There are no unfunded commitments at December 31, 2020 and 2019.  In accordance with Subtopic 820-10, investments that were measured at net asset value per share (or its equivalent) as a practical expedient have not been classified in the fair value hierarchy.
The preceding methods described may produce fair value calculations that may not be indicative of net realizable value or reflective of future fair values.  Furthermore, although the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

The following are assets measured at fair value on a recurring basis at December 31, 2020 and 2019:

	2020
	Total	Level 1	Level 2	Level 3
Mutual funds	$134,485,645	$134,485,645	$—	$—
Common stocks	2,355,544	2,355,544	—	—
Total investments in the fair value hierarchy	136,841,189	136,841,189	—	—
Investments valued at NAV (1)	7,908,539	—	—	—
Total investments at fair value	$144,749,728	$136,841,189	$—	$—

	2019
	Total	Level 1	Level 2	Level 3
Mutual funds	$132,105,229	$132,105,229	$—	$—
Common stocks	2,234,680	2,234,680	—	—
Total investments in the fair value hierarchy	134,339,909	134,339,909	—	—
Investments valued at NAV (1)	7,409,198	—	—	—
Total investments at fair value	$141,749,107	$134,339,909	$—	$—
(1) The fair value amounts presented in this table are intended to permit reconciliation of the fair value hierarchy to the line items presented in the statement of net assets available for benefits.

NOTE D – TAX STATUS

The Plan obtained its latest determination letter on August 24, 2017, in which the Internal Revenue Service stated that the Plan, as designed, was in compliance with the applicable requirements of the Internal Revenue Code (the “Code”).  The Plan administrator believes that the amendments (and other changes) to the Plan agreement since the application for the determination letter have not changed this determination.  Therefore, no provision for income taxes has been included in the Plan’s financial statements.

Accounting principles generally accepted in the United States of America require Plan management to evaluate tax positions taken by the Plan and recognize a tax liability (or asset) if the Plan has taken an uncertain position that more likely than not would not be sustained upon examination.  The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress.

NOTE E – PLAN TERMINATION

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA.

NOTE F – RISKS AND UNCERTAINTIES

The Plan provides for various investment options in any combination of mutual funds, common stocks and collective trusts.  Investment securities are exposed to various risks, such as interest rate, market and credit risks.  Market values of investments may decline for a number of reasons, including changes in prevailing market and interest rates, increases in defaults and credit rating downgrades. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the statement of net assets available for benefits.

During 2020, the global outbreak of the Coronavirus (COVID-19), which was declared a pandemic by the World Health Organization in March, has led to significant volatility in financial markets. The ultimate impact of COVID-19 on the Plan, which may be material, is uncertain and will depend on future developments.

NOTE G – RELATED PARTY AND PARTY-IN-INTEREST TRANSACTIONS

Plan investments include shares of Southwestern Energy Company common stock.  These transactions represent investments in the Company and, therefore, qualify as party-in-interest transactions.  At December 31, 2020 and 2019, the Plan held 732,883 and 839,994 shares of common stock of the Company, respectively, with fair value of $2,183,992 and $2,032,785, respectively, and a cost basis of $5,934,200 and $7,706,298, respectively.  There were no fees paid by the Plan for the investment management services for the years ended December 31, 2020 and 2019.  Bank of America is the 2020 trustee and record-keeper as defined by the Plan, and is also a bank in Southwestern Energy Company’s revolving credit facility and a provider of banking and benefit-related services for Southwestern Energy.  The Plan participants paid loan origination fees to Bank of America amounting to $5,175 and $8,250 during 2020 and 2019, respectively.

NOTE H – PARTIAL PLAN TERMINATION

On February 7, 2020, the Company notified affected employees of a workforce reduction plan, which resulted primarily from a previously announced study of structural, process and organizational changes to enhance shareholder value and continues with respect to other aspects of the Company’s business activities. Affected employees were offered a severance package, which included a one-time cash payment depending on length of service and, if applicable, also included the current value of a portion of equity awards that were forfeited due to the workforce reduction.

Under ERISA, a partial plan termination may occur if a significant percentage of the Plan participants are terminated due to actions taken by the Plan Sponsor. The workforce reduction did not constitute a partial plan termination, which occurs if 20% or more of plan participants are terminated. Partial plan termination results in affected participants becoming fully vested in the accrued benefits at the termination date. Participants of the Plan are fully vested on their first day of employment, therefore, the partial plan termination has no effect on the Plan or its participants. The remaining participants' vesting continues to be determined according to the provisions.

NOTE I – SUBSEQUENT EVENTS

Management evaluates events occurring subsequent to the date of the financial statements in determining the accounting for and disclosure of transactions and events that affect the financial statements.

Beginning on January 1, 2021, the Company began matching 100% of the first 6% of eligible compensation that a participant contributes to the Plan.

On January 1, 2021, the existing Montage 401(k) plan assets of all former Montage employees that became full-time SWN employees at the close of the Montage acquisition on November 13, 2020 were merged into Southwestern Energy Company’s 401(k) plan. The remaining Montage 401(k) plan assets for former Montage employees and current Montage retirees were merged into Southwestern Energy Company’s 401(k) plan effective June 3, 2021.

Southwestern Energy Company
401(k) Savings Plan
Form 5500 - Schedule H, Line 4i - Schedule of assets (held at end of year)
December 31, 2020

(a)	(b)	(c)	(e)
Party-in-Interest Identification	Identity of Issue, Borrower, Lessor or Similar Party	Description of Investment, Including Maturity Date, Rate of Interest, Collateral, Par or Maturity Value	Current Value
	American Funds 2010 Target R6	Mutual Fund	1,744,876
	American Funds 2020 Target R6	Mutual Fund	6,031,223
	American Funds 2030 Target R6	Mutual Fund	12,640,863
	American Funds 2040 Target R6	Mutual Fund	20,990,176
	American Funds 2050 Target R6	Mutual Fund	12,767,981
	American Balanced Fund Cl R6	Mutual Fund	1,086,301
	Davis International Fd Cl Y	Mutual Fund	10,021,788
	Baird Aggregate Bond Fd Instl	Mutual Fund	5,505,882
	T. Rowe Price Lrg Cap Grth Cl I	Mutual Fund	18,194,133
	Fidelity US Bond Index Fund	Mutual Fund	2,133,413
	Fidelity Small Cap Index Fund	Mutual Fund	8,686,045
	JP Morgan Equity Income Fd R6	Mutual Fund	6,487,167
	Fidelity 500 Index Fund	Mutual Fund	24,423,177
	American Funds 2060 Target R6	Mutual Fund	1,773,029
	Fidelity Total Intl Indx Fd	Mutual Fund	1,999,591
*	Participant Notes Receivable	Participant loans with interest rates from 4.25% to 6.50% and maturity dates through 2040	2,108,791
	Columbia Trust Stable Government I-0	Collective Trust	7,908,539
*	Southwestern Energy Company	732,883 Common Shares	2,183,992
	Entergy Corporation	1,718 Common Shares	171,552
			$146,858,519
* Party-in-Interest

Note:  Column (d) cost information has been omitted as all investments are participant-directed.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

SOUTHWESTERN ENERGY COMPANY
401(k) SAVINGS PLAN
Name of Plan

Dated:	June 21, 2021	/s/ Michael E .Hancock
Michael Hancock Vice President and Chief Financial Officer (Interim)